First Silver

Reserve Inc.


MINERA EL PILON S.A. de C.V.

View of the administration office at the San Martin de Bolanos mine

Third Quarter Report 2001

Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the nine month period ended September 30, 2001, First Silver Reserve Inc. produced 1,767,015 ounces of silver (2000 – 1,730,466 ounces) and 3,505 ounces of gold (2000 – 2,127 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending September 30, 2001, silver production was 605,461 ounces (2000 – 576,851 ounces) and gold production was 940 ounces (2000 – 764 ounces). Total mill throughput for the nine month period was 193,527 tonnes (2000 – 194,908 tonnes), as compared to 64,220 tonnes (2000 – 64,449 tonnes) in the three months ending September 30. In the nine month period, the mill head grade was 325 g/tonne silver (2000 – 308 g/tonne) and the mill recovery rate was 87.30% (2000 - 89.74%) as compared to a grade of 337 g/tonne (2000 – 308 g/tonne) and a recovery rate of 86.70% (2000- 89.32%) for the three months ended September 30, 2001.

Revenue for the nine month period was US $8.11 million compared with US $9.00 million for the same period in 2000, reflecting substantially lower prices for silver in 2001. Revenue for the three month period ending September 30 was US $2.59 million compared with US $3.05 million for the same period in 2000. Net loss for the three months ending September 30 was US $0.22 million or ($0.00) per share compared with net earnings of US $0.05 million or ($0.00) per share for the same period in 2000. Net loss for the nine months ending September 30 was US $0.84 million or ($0.02) per share compared with net earnings of US $0.15 million or (0.00) per share for the same period in 2000. The increased loss was a direct result of slightly higher costs and a lower realized silver price in 2001. The average price of silver during the first 9 months of 2001 was $4.40 per ounce and has trended lower thereafter. This silver price represents a multi-decade low in constant dollar terms.

Cost of sales were $7.39 million for the nine month period, as compared to $6.94 million for the year earlier period. General and administrative expenses were $0.75 million for the period as compared to $1.03 million in the first nine months of 2000. Depreciation was $0.83 million for the period, as compared to $0.74 million in the year earlier period as the Company continued to take depreciation on development costs capitalized in prior years. Cost of sales were $2.25 million for the three months ending September 30, 2001, as compared to $2.51 million for the year earlier period. General and administrative expenses were $0.24 million for the period as compared to $0.27 million in the third quarter of 2000. Depreciation was $0.29 million for the three month period, as compared to $0.25 million in the year earlier period. Cash costs, net of gold credits, were $4.18 per ounce of silver in the nine months ending September 30, 2001, as compared to $4.27 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.61 per ounce of silver in the nine months ending September 30, 2001, as compared to $4.68 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $3.82 per ounce of silver in the three months ending September 30, 2001, as compared to $4.34 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.26 per ounce of silver in the three months ending September 30, 2001, as compared to $4.74 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

During the period the Company did not issue any share capital. Cash and short-term investments amounted to $0.37 million at September 30, 2001 as compared to $0.32 million at December 31, 2000. Working capital decreased to $0.36 million at September 30, 2001, as compared to $0.97 million at December 31, 2000. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2000 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. At September 30, 2001, the average London afternoon price for silver for the first nine months of 2001 was US$4.40 per ounce, as compared to US$5.03 at September 30, 2000. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. If silver prices were to remain at current levels for a sustained period, the mine's viability could be affected however Management is endeavouring to reduce costs and maintain the operation. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

Progress on the El Banco exploration drift and a new haulage adit have been suspended while the Company awaits an increase in silver prices. Mine development work is being conducted to exploit several economic zones located in the El Banco exploration tunnel.

Banca Cremi Litigation Update

In 1992, the Company's wholly owned Mexican subsidiary, Minera El Pilon S.A. de C.V. ("El Pilon") entered into a contract with Banca Cremi S.A. de C.V. ("Banca Cremi") whereby Banca Cremi committed to advance a cash payment to El Pilon in exchange for 1,040,027 ounces of silver to be delivered in future installments. Banca Cremi did not advance the agreed upon amount and El Pilon therefore refused to deliver any silver.

In 1994, El Pilon sued the bank for breach of contract. In March, 2001, the Supreme Court of the State of Jalisco, Mexico, ruled in favour of El Pilon and condemned Banca Cremi to pay El Pilon a total award of approximately US$14.8 million dollars. Banca Cremi has appealed this decision and the Company has formally responded to the appeal. Due to Mexican court holidays, a Supreme Court judgement on the appeal is now expected in the spring of 2002.

First Silver Reserve Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30, 2001 $	December 31, 2000 $
Assets		
Current assets		
Cash and cash equivalents	366,986	320,479
Accounts receivable	720,637	982,157
Inventories	1,020,285	1,104,922
Prepaid expenses	138,832	59,452
	2,246,740	2,467,010
Resource assets	6,156,091	6,365,452
	8,402,831	8,832,462
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,060,129	720,506
Employee profit sharing payable	-	1,238
Other taxes payable	830,219	773,672
	1,890,348	1,495,416
Future income taxes	1,422,258	930,578
Other long-term liabilities	2,844,207	3,028,046
	6,156,813	5,454,040
Shareholders' Equity		
Capital stock	820,053	820,053
Retained earnings	1,425,965	2,558,369
	2,246,018	3,378,422
	8,895,131	8,832,462

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the nine months ended September 30, 2001 and 2000

(expressed in U.S. dollars)

	For The Three Months Ended Sept 30, 2001 $	For The Three Months Ended Sept 30, 2000 $	For The Nine Months Ended Sept 30, 2001 $	For The Nine Months Ended Sept 30, 2000 $
Revenue				
Sales	2,578,859	2,864,346	8,075,843	8,710,900
Other	10,169	182,694	36,812	289,049
	2,589,028	3,047,040	8,112,655	8,999,949
Cost and expenses				
Cost of sales	2,250,409	2,510,359	7,387,577	6,936,451
General and administrative	243,042	273,261	751,294	1,033,481
Employee profit sharing	-	(6,346)	-	10,447
Depreciation and depletion	288,348	248,057	827,309	744,300
Foreign exchange (gain) loss	14,037	(44,240)	(32,534)	(15,527)
	2,795,836	2,981,091	8,933,646	8,709,152
Earnings (loss) before income taxes	(206,808)	65,949	(820,991)	290,797
Provision for (recovery of) income taxes				
Current	-	(22,210)	-	36,565
Future	8,706	41,839	20,649	108,752
	8,706	19,629	20,649	145,317
Net earnings (loss) for the period	(215,514)	46,320	(841,640)	145,480
Retained earnings - Beginning of period	1,641,479	2,138,315	2,267,605	2,039,155
Retained earnings - End of period	1,425,965	2,184,635	1,425,965	2,184,635
Earnings (loss) per share	(0.00)	(0.00)	(0.02)	(0.00)
Weighted average number of shares outstanding	36,671,921	36,671,921	36,671,921	36,671,921

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2001 and 2000

(expressed in U.S. dollars)

	For The Three Months Ended Sept 30, 2001 $	For The Three Months Ended Sept 30, 2000 $	For The Nine Months Ended Sept 30, 2001 $	For The Nine Months Ended Sept 30, 2000 $
Cash flows from operating activities				
Net earnings (loss) for the period	(215,514)	46,320	(841,640)	145,480
Items not affecting cash				
Depreciation and depletion	288,348	248,057	827,309	744,300
Future income taxes	(16,784)	38,308	491,680	108,752
	56,050	332,685	477,349	998,532
Changes in non-cash working capital items	52,278	262,587	370,945	227,857
	108,328	595,272	848,294	1,226,389
Cash flows from financing activities				
Increase (Reduction) in long term debt	9,702	34,830	(183,839)	183,839
Cash flows from investing activities				
Resource asset expenditures	(150,789)	(317,025)	(617,948)	(1,078,663)
Increase (Decrease) in cash and cash equivalents	(32,759)	313,077	46,507	331,565
Cash and cash equivalents - Beginning of period	399,745	448,160	320,479	429,672
Cash and cash equivalents - End of period	366,986	761,237	366,986	761,237

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – September 30, 2001	36,671,921	849,654

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at September 30, 2001 and the changes for the three months then ended:

	2001		2000	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding - Beginning and end of period	1,530,000	0.55	1,530,000	0.55

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 710 – 800 West Pender Street
Vancouver, B.C. V6C 2V6
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C. V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
1111 West Hastings Street
Vancouver, B.C.
V6E 3R2

PricewaterhouseCoopers
Av. Americas 176
Col. Ladron de Guevera
4460 Guadalajara, Jal.
Mexico